May 1, 2015

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stericycle, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Dear Mr. O’Brien:

I am writing in response to your letter of March 25, 2015. For the convenience of the staff (the “Staff”), I have repeated each of the Staff’s comments before our response to the comment.

Form 10-K for the period ended December 31, 2014

 Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Oper ations

Critical Accounting Estimates, page 20

1. [SEC Comment] We note your disclosure that the valuation of your customer relationships was derived using a discounted income valuation methodology.  In future filings, please provide a more specific and comprehensive discussion regarding your valuation method, including the material assumptions underlying your most significant and subjective estimates. Please also expand your discussion regarding the specific key assumptions and specific factors considered in the determination of customer relationship useful lives. See ASC 350-30-35-3 and Section 501.14 of the Financial Reporting Codification for guidance on the types of assumptions underlying the most significant and subjective estimates.

Response:  In future filings we will include additional information regarding our valuation of customer relationships in the general form of the following: “In determining the fair value of our contractual customer relationships, we use the multi-period excess earnings method (“MPEEM”), a form of income approach which incorporates estimates of expected future cash flows attributable to the asset being valued that are then discounted to a present value. Our valuation model incorporates significant estimates and assumptions related to future periods including, anticipated revenue growth rates, operating profit margin (EBIT), and an appropriate discount rate. These assumptions were primarily determined based upon an acquired company’s available historical results, current forecast expectations, and external market and industry indicators. In determining the useful life of customer relationships, we perform an attrition calculation based on available historical billing data to determine a revenue loss rate.”

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 24

2. [SEC Comment]  In future filings, please expand your disclosure to quantify how much of the increase or decrease in internal revenue from each of domestic small account customers, domestic large account customers and internal revenue for your international segment are due to volume of services provided, number of customer accounts, and/or average price.  We further note that the discussion should be linked to all material factors contributing to the change.  For example, we note from your 2014 fourth quarter earnings release discussion that there seems to be positive successes in contract awards most notably in the communications offering.  To the extent that such factors or others directly impact the results of your reportable segments, it would appear to be helpful to investors to understand those impacts. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:  As we have described in previous correspondence with the Staff, our revenues come from a number of integrated service offerings using a variety of billing models.  It is very difficult to isolate and quantify a particular factor as material to internal revenue growth. For example, changes in volumes of waste processed may not create a corresponding change in associated revenue due to the types of waste processed, the billing paradigm such as a flat fee or a fee by weight or a fee by container.  Compounding the difficulty of determining a measurable linkage, we have programs in place to help our customers to properly identify and segregate waste in order to achieve their waste segregation protocols and sustainability goals; overall volumes may be reduced while billed revenues could remain the same. Similar challenges are faced when comparing customer counts as different customers can have very different revenue generating profiles. Unlike a homogenous waste stream offering, such as solid waste, our varied customer profiles, billing models, and multiple waste service offerings lead to trending challenges when trying to identify and correlate specific measurable factors to changes in revenues.

The Staff is correct to point out that we have, on occasion, mentioned new customer contracts.  These contracts have not been material, however, and have been noted simply to provide “color” for our continued efforts to grow our business.

We believe that because of the shifting nature of revenue streams, revenue growth less revenues from acquisitions less than 12 months old and foreign exchange adjustments is the best method of providing insight to our growth.

3. [SEC Comment]  In future filings, please expand your disclosure to discuss the main cost drivers affecting cost of revenues and SG&A (exclusive of the expenses adjusted), including how those costs impacted your consolidated and segment earnings during each period presented, as well as management’s expectations of how they may impact future results.  Your narrative should include a discussion of the significant components of your cost of revenues and SG&A (exclusive of the expenses adjusted) and a discussion of the changes in other significant cost components included in each. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:  In future filings we will discuss significant changes to our costs in both costs of revenue and SG&A (exclusive of the expenses adjusted) and the impact of these changes on our earnings.  Cost drivers included in our narrative may be, when significant changes occur, be in the areas of Plant and Disposal costs, Transportation costs, and Other costs for costs of revenue and Compensation and Benefits, Professional Fees, and Other expenses for SG&A.

Item 8: Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 33

4. [SEC Comment]  We note that management excluded the current year acquisition of PSC Environmental from their assessment of the effectiveness of internal control over financial reporting. However, Ernst & Young LLP did not include a statement in their report that this current year acquisition was excluded from their assessment.  Please tell us if Ernst & Young LLP’s audit to obtain reasonable assurance regarding the effectiveness of your internal control over financial reporting included the current year acquisition of PSC Environmental.

Response:  Ernst & Young LLP’s audit to obtain reasonable assurance regarding the effectiveness of internal control over financial reporting excluded the PSC Environmental acquisition.  A clerical error omitted the following language from the external audit report included in our filing:

“As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of PSC Environmental Services, LLC ("PSC Environmental") which is included in the 2014 consolidated financial statements of Stericycle Inc. and Subsidiaries and constituted $121.0 million and $14.6 million of total and net assets, respectively, as of December 31, 2014 and $187.0 million and $5.8 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Stericycle, Inc. and Subsidiaries also did not include an evaluation of the internal control over financial reporting of PSC Environmental.”

We have on file a hardcopy of the external audit report which we will provide to the Staff upon request.

Note 2 – Summary of Significant Accounting Policies, page 40 Valuation of Intangibles, page 42

5. [SEC Comment]  As disclosed on page 20, we note that you amortize your customer relationships on a straight-line basis over their estimated useful lives of 10 to 40 years.  In this regard, please tell us why you believe that the straight-line method of amortization rather than an accelerated method reflects the pattern in which the economic benefits are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30- 35-6.  In providing your response, please tell us what consideration was given to historical patterns for key customers or other factors considered (e.g. peer data or projected sales data) that helped support an assertion that a straight line amortization methodology is appropriate.

Response:  We use a straight line method of amortizing our intangible customer relationships, which is consistent with our peer group and allows for investor comparability.  Further, the pattern of economic benefits consumed for our acquired customer relations cannot be reliably determined.

As requested, I wish to acknowledge on Stericycle’s behalf that:

•

Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we can provide to assist the Staff in its review, please advise me.

Very truly yours,

/s/ Daniel V. Ginnetti

Daniel V. Ginnetti

Executive Vice President

and Chief Financial Officer